

Mail Stop 3030

December 19, 2008

Mr. Benjamin C. Croxton
Chief Executive Officer
World Energy Solutions, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **RE: World Energy Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 0-25097**

Dear Mr. Croxton:

We have reviewed your letter dated October 21, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the quarter ended September 30, 2008

Item 4. Controls and Procedures, page 22

1. We note that your assessment of your disclosure controls and procedures refers to management's assessment as of December 31, 2007. Please revise this section to provide management's assessment of disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

2. Additionally we note your references to your internal controls over financial reporting. While disclosures regarding your evaluation and conclusions regarding your disclosure controls and procedures are required in each <u>annual and quarterly</u> report filed with the SEC, management's report on internal controls over financial reporting is only required to be included in <u>annual</u> reports that you file under the Exchange Act. If you performed an evaluation of your internal controls over financial reporting as of the interim period and elect to present management's evaluation as of the interim period, please revise to separately present the disclosures required by Item 307 of Regulation S-K and the disclosures under Item 308 of Regulation S-K. Alternatively, revise the disclosures to only present the disclosures required by Item 307 of Regulation S-K.

As appropriate, please amend your documents, and respond to these comments within 10 calendar days. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief